SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
under the Securities Exchange Act of 1934


ServiceWare Technologies Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

81703Q 10 9
CUSIP Number)


Thomas E. Duggan, Esq.
C.E.Unterberg, Towbin
350 Madison Avenue
New York, New York 10017
Telephone: (212) 389-8089

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)


February 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

			(Continued on following pages)






CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
C.E. Unterberg, Towbin Capital Partners I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
611,501
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
611,501
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV


CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Unterberg Harris Private Equity Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
499,297(A)
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
499,297
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6%
14.	TYPE OF REPORTING PERSON
IV
(A)	Includes 8,359 warrants currently exercisable into Shares.



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
C.E. Unterberg, Towbin Private Equity Partners II,L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
   	45,910
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
45,910
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
C.E. Unterberg, Towbin Private Equity Partners II-Q,L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
311,233
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
311,233
10.	SHARED DISPOSITIVE POWER
	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Tamar Technology Investors (Delaware) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
306,666(A)
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
306,666(A)
10.	SHARED DISPOSITIVE POWER
	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV
(A)	Includes warrants currently exercisable into 40,000 Shares.



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Unterberg Harris Interactive Media Limited Partnership, CV

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
127,689
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
127,689
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Unterberg Harris Private Equity Partners, CV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDiNGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
106,646(a)
8.	SHARED VOTING POWER
   	0
9.	SOLE DISPOSITIVE POWER
106,646(a)
10.	SHARED DISPOSITIVE POWER
	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV
(a)	Includes warrants currently exercisable into 1,786 shares.



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Marjorie and Clarence E. Unterberg Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7. 	SOLE VOTING POWER
175,865
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
175,865
10.	SHARED DISPOSITIVE POWER
	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	CO



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
C.E. Unterberg Towbin, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New York

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
21,065(A)
8.	SHARED VOTING POWER
0
9.   SOLE DISPOSITIVE POWER
21,065(A)
10.	SHARED DISPOSITIVE POWER
	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IV
(A)	Excludes 499,297, 127,689 and 106,646 Shares held by Unterberg Harris
Private Equity Partners, LP, Unterberg, Harris Interactive Media LP, CV and Unterberg Harris Private Equity Partners, CV, respectively, as to which C.E. Unterberg Towbin, LLC disclaims beneficial ownership. Includes warrants currently exercisable into 3,047 Shares.




CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
C.E. Unterberg, Towbin (a California Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	California

7.	SOLE VOTING POWER
2,451,788
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
2,451,788
10.	SHARED DISPOSITIVE POWER
	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	PN



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
	UTCM, LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
0(A)
8.	SHARED VOTING POWER
0
9.   SOLEDISPOSITIVEPOWER
0(A)
10.	SHARED DISPOSITIVE POWER
	0

11 .	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	CO
(A)	Excludes 611,501, 45,910 and 311,233, Shares held by C.E. Unterberg,
Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Private Equity Partners II, L.P. and C.E. Unterberg, Towbin Private Equity Partners II-
Q, L.P., as to which UTCM, LLC disclaims beneficial ownership.



CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
	TAMAR TECHNOLOGY PARTNERSHIP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
	00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
0(A)
8.	SHARED VOTING POWER
0
9.    SOLEDISPOSITIVEPOWER
0(A)
10.	SHARED DISPOSITIVE POWER
	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
CO
(A)	Excludes 306,666 Shares held by Tamar Technology Investors
(Delaware), L.P., as to which Tamar Technology Partnership, L.P. disclaims beneficial ownership.




CUSIP NO. 81703Q 10 9	13D


1.	NAMES OF REPORTING PERSONS
Thomas I. Unterberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[  ]
(b)[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS	[ ]
	REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7.	SOLE VOTING POWER
233,274(A)
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
	233,274(A)
10.	SHARED DISPOSITIVE POWER
0

11 .	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,890,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[x]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.6%
14.	TYPE OF REPORTING PERSON
	IN
(A)	Excludes 4,657,660 Shares owned by the Entities (as defined in Item
2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.




Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ServiceWare
Technologies, Inc., a Pennsylvania corporation (the "Issuer"). The Issuer's principal executive office is located at 333 Alleghany Avenue, Oakmont, PA 15139.


Item 2. Identity and Background

This Statement is being filed by the undersigned on behalf of:
C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"),
Unterberg Harris Private Equity Partners, LP("UHPEPLP"),
C.E. Unterberg, Towbin Private Equity Partners II, L.P.("CEUTPEPII"), C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. ("EUTPEPIIQ"), Tamar Technology Investors (Delaware), L.P. ("TTI"),
Unterberg Harris Interactive Media Limited Partnership,CV ("UHIM"), Unterberg Harris Private Equity Partners, CV ("UHPEPCV"),
Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"),
C.E. Unterberg Towbin, LLC ("CEUTLLC"),
C.E. Unterberg, Towbin (a California Limited Partnership) ("CEUTCLP"), UTCM, LLC ("UTCM")and Tamar Technology Partnership, LP ("TTP" and, together with each of the foregoing, the ("Entities") and Thomas I. Unterberg ("TU") and, together with the Entities and TU, the "Reporting Persons").

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.


C.E. Unterberg. Towbin Capital Partners I, L.P.

CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.


Unterberg Harris Private Equity Partners, LP

UHPEPLP is a Delaware limited partnership with its principal executive office located at 3 50 Madison Avenue, New York, New York 10017. The principal business of UHPEPLP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPLP is CEUTLLC.


C. E. Unterberg. Towbin Private Equity Partners IL L.P.

CEUTPEPII is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPII is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPII is UTCM.


C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P.

CEUTPEPIIQ is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPIIQ is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPIIQ is UTCM.


Tamar Technology Investors (Delaware) L.P.

TTI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of TTI is TTP.

Unterberg Harris Interactive Media LP. CV

UHIM is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHIM is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHIM is CEUTLLC.


Unterberg Harris Private Equity Partners. CV

UHPEPCV is a Netherlands Antilles general partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPCV is CEUTLLC.

Marjorie and Clarence E. Unterberg Foundation. Inc.

MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.


The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule 1 hereto.

C.E. Unterberg Towbin, LLC

CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.


The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.

C.E. Unterberg. Towbin (a California Limited Partnership)

CEUTCLP is a California limited partnership with its principal executive office located at 350 Madison Avenue, New York, New
York 10017. The principal business of CEUTCLP is to act as a securities broker-dealer.


The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.

UTCM. LLC

UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.

Tamar Technology Partnership, LP

TTP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTP is to act as the general partner of TTI. The general partner of TTP is CEUTLLC.

Thomas I. Unterberg

TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison
Avenue, New York, New York 10017. TU is a board member of the Issuer and is a managing director of CEUTCLP of and a citizen of the United States of America.


By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding ( excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

The ownership interests of the Reporting Persons, other than CEUTCLP, were acquired in transactions occurring on or prior to the Issue's initial public offering of Shares on August 25, 2000. The Reporting Persons, other than CEUTCLP, obtained funds for the purchase price of their Shares (or securities that were converted into Shares) from capital contributions from their equity investors.

The ownership interest of CEUTCLP was acquired in numerous market making transactions at or about the market price on and following August 25, 2000. CEUTCLP used its general working capital for the purchase price of its Shares.



Item 4. Purpose of Transactions

The Reporting Persons' acquisitions of the Shares were made prior to, concurrently with and following the Issuer's initial public offering on August 25, 2000 in the ordinary course of the Reporting Persons' businesses and were not originally made with the purpose of changing or influencing the control of the Issuer.

In light of recent developments in the Issuer's business operations, however, the Reporting Persons now are more actively monitoring and evaluating their investment in the Issuer in light of pertinent factors, including without limitation the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions, and (iii) changes in the equity position of other shareholders of the Issuer. Some of the Reporting Persons have met with the Board of Directors of the Issuer (the "Board") to discuss the management of the Issuer and have suggested the Board consider adding one or two directors recommended by the Reporting Persons. Depending upon the Company's response to this request, some or all of the Reporting Persons may from time to time decide to seek in other ways to influence the Board as to, the Issuer's management and policies (including, without limitation, urging changes in the membership of the Board) and may from time to time recommend extraordinary transactions to the Board.

Except as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.



Item 5. Interest in Securities of the Issuer

(a)	Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(b)	Rows (7) through (10) of the cover pages to this Schedule
(including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(c)	In connection with its market making activities, CEUTCLP has engaged in purchases and sales of Shares at or around the market price within the past 60 days. During such 60 day period, the holdings of CEUTCLP have increased by 299,348 Shares. Except as set forth in the foregoing sentence, no Reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.


Item 7. Material to be Filed as Exhibits

Exhibit 1. Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 11, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS II-Q, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name:	Robert M. Matluck
Title: Managing Member





Date:	February 11, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:  February 11,2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,

by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member






Date:	February 11,2002

C.E. UNTERBERG, TOWBIN PRIVATE EQUITY PARTNERS II., L.P.,

by UTCM, LLC, its General Partner
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11, 2002

TAMAR TECHNOLOGY INVESTORS (DELAWARE) L.P.,
by TAMAR TECHNOLOGY PARTNERSHIP,LP, its General Partner,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11, 2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11,2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, CV,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member

Date: February 11, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact




Date: February 11, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date: February 11, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date: February 11, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title:  Managing Member





Date:  February 11, 2002

TAMAR TECHNOLOGY PARTNERSHIP, LP
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member






Date:	February 11,2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact










SCHEDULE I


I. MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

Except as otherwise set forth below, the place of citizenship of each such person is the United States.


Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment									Common Stock
											Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue			233,274(a)
(President)			New York, New York 10017	 	(0.98%)

Mary A.Debare			350 Madison Avenue			0
(Vice President and		New York, New York 10017
Secretary)

Andrew Arno			350 Madison Avenue			1,509
(Treasurer)			New York, New York 10017		(less than .1%)




II. C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment									Common Stock
											Beneficially Owned

Thomas I. Unterberg
(Managing Director and
Member of the Executive	350 Madison Avenue
Committee)			New York, New York 10017		233,274(a)


a)	Excludes 4,657,660 Shares owned by the Entities (as defined in Item
2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.


Robert M. Matluck
(Managing Director and
Member of the Executive	350 Madison Avenue			None
Committee)			New York, New York 10017

Stephen Adler			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Andrew Arno			350 Madison Avenue	    		1,509(a)
(Managing Director)		New York, New York 10017		less than .1%)

Jordan S. Berlin		350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Alexander P. Bernstein	350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Andrew Blum			350 Madison Avenue	     	400(b)
(Managing Director)		New York, New York 10017		(less than .1%)

Mark Branigan			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

John Cronin			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Jane Dragone			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Thomas Duggan			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Brian Finnerty			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Adam Frankfort			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Terri Garvey			350 Madison Avenue
(Managing Director)		New York, New York 10017	None


(a)	Includes warrants currently exercisable into 410 Shares.
(b)	Includes warrants currently exercisable into 400 Shares.

Mel S. Lavitt			350 Madison Avenue	  		7,510(c)
(Managing Director)		New York, New York 1001		(less than .1%)

Mark L. Levy			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Robert D. Long			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Michael E. Marrus		350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Mitch Meisler			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Jeffrey C. Moskowitz	350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Suzanne Murphy			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Michelle P. O'Connor	350 Madison Avenue
(Managing Director)		New York, New York 10017		None

James D. Poyner, Jr.	350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Douglas M. Quartner		350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Adam Ritzer			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

James Singer			350 Madison Avenue
(Managing Director)		New York, New York 10017		None

Lee Tawes				350 Madison Avenue			None
(Managing Director)		New York, New York 10017

(c)	Includes warrants currently exercisable into 512 Shares.




John U. Moorhead	     350 Madison Avenue			None
(Managing Director)	     New York, NY 10017

Florence Kimm	          350 Madison Avenue			None
(Managing Director)	     New York, NY 10017

David Boucher	          350 Madison Avenue			None
(Managing Director)	     New York, NY 10017

Martin Pyykkonen		350 Madison Avenue			None
(Managing Director)		New York, NY 10017

Cole Eckhardt            350 Madison Avenue			None
(Managing Director)      New York, NY 10017

Theodore O'Neill     	350 Madison Avenue	        	None
(Managing Director)	     New York, NY 10017

Bob Thompson			350 Madison Avenue			None
(Managing Director)		New York, New York 10017

Andrew Waldeck			350 Madison Avenue			None
(Managing Director)		New York, New York 10017

James T. Whipple		350 Madison Avenue
(Managing Director)		New York, New York 10017		None



III. C.E. UNTERBERG, TOWBIN LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment									Common Stock
											Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue			233,274(a)
(Managing Member)		New York, New York 10017		(0.98%)

Robert M. Matluck		350 Madison Avenue
(Managing Member)		New York, New York 10017		None



IV.	UTCM,LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Princiapal		Business Address; Principal	Number and
Occupation or			Business of Employer		Percentage of
Employment									Common Stock
											Beneficially Owned


Thomas I. Unterberg		350 Madison Avenue			233,274(a)
(Managing Member)		New York, New York 10017		(0.98%)

Robert M. Matluck		350 Madison Avenue
(Managing Member)		New York, New York 10017		None



(a)	Excludes 4,657,660 Shares owned by the Entities (as defined in Item
2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I.Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes 2,049 warrants currently convertible into Shares.




Exhibit 1 -- Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 1 3D (including amendments thereto) with respect to the Common Stock, par value $.0 1 per share, of ServiceWare Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.



Date: February 11, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS II-Q, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name:	Robert M. Matluck
Title: Managing Member




Date:	February 11, 2002

C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P.,

by UTCM, LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:  February 11,2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,

by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member






Date:	February 11,2002

C.E. UNTERBERG, TOWBIN PRIVATE EQUITY PARTNERS II., L.P.,

by UTCM, LLC, its General Partner
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11, 2002

TAMAR TECHNOLOGY INVESTORS (DELAWARE) L.P.,
by TAMAR TECHNOLOGY PARTNERSHIP,LP, its General Partner,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11, 2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11,2002

UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, CV,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member




Date: February 11, 2002

MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By /s/ Thomas I. Unterberg
By Thomas E. Duggan Attorney-in-Fact




Date: February 11, 2002

C.E. UNTERBERG TOWBIN, LLC,
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date: February 11, 2002

C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP),
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date: February 11, 2002

UTCM, LLC
By /s/ Robert M. Matluck
Name: Robert M. Matluck
Title:  Managing Member





Date:  February 11, 2002

TAMAR TECHNOLOGY PARTNERSHIP, LP
by C.E. UNTERBERG, TOWBIN LLC, its General Partner,
by /s/ Robert M. Matluck
Name: Robert M. Matluck
Title: Managing Member





Date:	February 11,2002

THOMAS I. UNTERBERG
By /s/ Thomas I. Unterberg
BY:Thomas E. Duggan Attorney-in-Fact
Date: February 11,2002